Exhibit 4.110

English translation

English Summary of

Contract for State-owned Construction Land

Use Right Assignment

Assignor: Foshan Natural Resources Bureau

Assignee: Foshan Tusheng Network Technology Co., Ltd.

General Provisions

1.

In accordance with the Property Law of the People’s Republic of China, Contract Law of the People’s Republic of China, Land Administration Law of People’s Republic of China, the Urban Real Estate Administration Law of the People’s Republic of China, relevant administrative regulations and rules on land supply policies, the two parties enter into the contract based on the principles of equality, voluntariness, with compensation and in good faith.

2.

The ownership of the assigned land belongs to the People’s Republic of China. The Assignor assigns the state-owned construction land use right in accordance with authorization by the laws. The resources and objects buried under shall not be in the scope of assignment of state-owned construction land use right.

3.

The Assignee has the right to possess, use, make profit and dispose of the state-owned construction land within the period of assignment, and shall be entitled to the construction of buildings, fixtures and any auxiliary facilities by making use of the land hereof.

Delivery of the Assigned Land and Payment of the Assignment Charge

4.

The Registered No. of the land parcel under the contract is TD2021(NH)WG0001, with the total area of 77,716.68 square meters. Of which, the assigned land area of the land parcel is 77,716.68 square meters.

The assigned land parcel under the contract is located at NH-A-03-06-02-10 and NH-A-03-06-03-02 parcel, Sanshan New Town, Guicheng, Nanhai District, Foshan.

5.	The use purpose of the assigned land is for business and finance, retail commerce, food/beverage, hotel, entertainment, and other commercial services.
6.

The Assignor agrees to deliver the assigned land to the Assignee prior to the date of February 26, 2021. The Assignor agrees that the assigned land shall meet the following conditions upon delivering the land:

Surrounding infrastructure meets “three access”, namely access to road, access to electricity for infrastructure, and access to water for infrastructure, reaching the outside range of parcel red line.

7.	The period of assignment of the state-owned construction land use right under this contract is forty (40) years, starting from the date of delivery of the assigned land.
8.	The assignment charge for the state-owned construction land use right under the contract is RMB705,280,000, with RMB9,075 per square meter.
9.	The deposit for the assigned land is RMB141,060,000. The deposit shall be regarded as part of the payment of assignment charge.
10.	The assignment charge for the state-owned construction land use right shall be paid in full within 30 days from the date of execution of this contract.
11.

After all the assignment charge of the land is paid up in accordance with this contract, the Assignee may apply for the registration of State-owned Construction Land Use Right Assignment by presenting this contract, payment receipt of the assignment charge and other relevant materials.

Development, Construction and Utilization of the Assigned Land

12.

The Assignee covenants that total amounts of development and investment with respect to the land under this contract shall not be less than RMB1,600,000,000. The total amounts of development and investment with respect to the land under this contract include investments to buildings, fixtures and their auxiliary facilities, equipment, but exclude the assignment charge.

13.

The new buildings, fixtures and their auxiliary facilities established on the assigned land under the contract shall be satisfied with the planning requirement for the assigned land regulated by the municipal (county) planning administrations.

14.	The Assignee agrees to commence the construction on the assigned land before February 26, 2022 and complete before February 26, 2025.

In case the commencement of construction needs to be deferred, the Assignee shall submit the application for deferral to the Assignor 30 days in advance. After the deferral of commencement is approved by the Assignor, the completion date shall also be deferred accordingly. However, the deferral should not exceed one year.

15.

The Assignee should utilize the assigned land according to the purpose and floor area ratio provided under this contract. Any alteration of such is prohibited. When the land use purpose needs to be changed, both parties agree that the construction land use right shall be withdrawn by the Assignor with compensation.

Transfer, Lease and Mortgage of the State-Owned Construction Land Use Right

16.

After the Assignee has made full payment of the assignment fee and received the Certificate for the Use of State-owned Land, the Assignee shall not transfer the state-owned construction land use right under the contract before completion of the development and construction of the land.

Expiration of the Term

17.

Upon expiration of the term of the land use right under the contract, the land user may apply for a renewal of the land use right no less than one year prior to the expiration of the term of use if continued use of the land is needed. The Assignor shall approve the renewal unless the assigned land under the contract shall be withdrawn for public interests.

18.

In case application to renew is made by the land user but failed due to the needs of public interests upon expiration of the term of land assignment, the land user shall return the Certificate of Use of State-owned Land and the Assignor shall recover the land use right on behalf of the State without compensation and cancel the registration of the land use right in accordance with related regulations. The Assignor shall recover the above-ground buildings, fixtures and their affiliated facilities on the assigned land, and compensate the land user based on the residual value of these buildings, fixtures and their affiliated facilities at the time of recovery.

Liability for Breach of Contract

19.	The Assignee must make payment of the assignment fee on time as agreed in the contract. In case of failure to pay the assignment fee on time, the Assignee shall pay the Assignor an overdue fine which is 0.1% of the delayed amount on a daily basis as of the due date of payment. In case the delay in payment exceeds 60 days and the Assignee cannot pay the assignment fee after urged by Assignor, the Assignor shall be entitled to terminate the contract. The Assignee is not entitled to claim back the down payment, whereas the Assignor may demand compensation from the Assignee for other losses due to the breach of the contract.

20.

In case the Assignee ceases to invest in and construct the project due to its own reasons, thus requesting termination of the contract and return of the land to the Assignor, the Assignor shall obtain approval from the People’s Government that formerly approved the land assignment scheme, then return, in accordance with the agreements hereinafter where applicable, partially or fully the assignment fee except the down payment agreed in the contract (and excluding interests) and recover the land use right at no consideration for the buildings and structure already constructed within the land parcel. The Assignor may also require the Assignee to remove the existing buildings and structures to restore the surface of the land.

(1) In case the application is made by the Assignee to the Assignor no less than 60 days before the date of one year from the date of construction commencement agreed in the contract, the Assignor shall, after withholding the down payment, return 70% of the assignment fee already paid by the Assignee;

(2) In case the application is made by the Assignee to the Assignor after one year but no less than 60 days before the date of two years from the date of construction commencement as agreed in the contract, the Assignor shall, after withholding the down payment and imposing the idle land fee, return 70% of the remaining assignment fee that has been paid to the Assignee.

21.

In case the Assignee causes the land for construction to become idle, and the term of idleness reaches one year but is less than two years, an idle land fee shall be imposed; if the term of idleness reaches two years and construction is yet to commence, the Assignor is entitled to recover the State-owned construction land use right without compensation.

22.

In case the Assignee fails to commence construction at the date agreed in the contract, or a date for delayed construction otherwise agreed, the Assignee shall pay the Assignor a penal sum that equals 0.03% of the total assignment fee for each day that is delayed. The Assignor is entitled to request the Assignee to continue performance of obligations.

In case the Assignee fails to complete construction at the date agreed in the contract, or a date for delayed completion otherwise agreed, the Assignee shall pay the Assignor a penal sum of 0.03% of the total assignment fee for each day that is delayed.

23.

In case the total investment in fixed assets, investment frequency and total investing amount fail to meet the standards as agreed upon in the contract, the Assignor may, in accordance with the ratio of actual difference to the agreed total investment and investment frequency, impose a penal sum equal to the same ratio of the total assignment fee, and the Assignor may request the Assignee to continue performance of obligations.

24.

In case any index of building volumetric fraction, building density and other index is lower than the minimum standard under the contract, the Assignor may, in accordance with the ratio of actual difference to the agreed minimum standard, impose a penal sum equal to the same ratio of the total assignment fee, and the Assignor may request the Assignee to continue performance of obligations. Where and if any index such as the building volumetric fraction, building density and other index is higher than the maximum standard, the Assignor is entitled to withdraw the portion in excess of the maximum standard, and in accordance with the ratio of actual difference to the agreed maximum standard, impose a penal sum equal to the same ratio of the total assignment fee.

25.

Upon payment of the assignment fee by the Assignee, the Assignor shall deliver the assigned land as scheduled under the contract. Where the Assignor fails to deliver the assigned land as scheduled and causes a delay in the Assignee’s use of land, the Assignor shall pay to the Assignee a penal sum of 0.1% of the assignment fee already paid by the Assignee, and the term of land use shall commence on the date of actual delivery. Where the delay in delivering the assigned land exceeds 60 days, and the Assignor fails to deliver the land upon the Assignee’s urge, the Assignee shall be entitled to terminate the contract, and the Assignor shall refund to the Assignee double the amount of deposit and return the remaining portion of the assignment fee paid, the Assignee may recover damages from the Assignor.

26.

In case the Assignor fails to deliver the land as scheduled or the delivered land fails to meet the conditions under the contract or unilaterally changes the conditions of use of the land, the Assignee is entitled to request performance of the Assignor’s obligations under the contract, and to claim for damages arising out of delayed performance. The term of the land use shall commence on the date that the condition of the land meets the standards of the contract.

Applicable Laws and Dispute Resolution

27.	The conclusion, validity, interpretation, performance and dispute resolution related to the contract shall be governed by the laws of People’s Republic of China.
28.

Disputes arising from the performance of the contract shall be resolved by both Parties through negotiation. Where negotiation fails, the dispute shall be submitted to the People’s Court for litigation.

Miscellaneous

29.

The scheme of land parcel assignment under the contract has been approved by the People’s Government of the City of Foshan, the contract shall become effective as of the date of execution by both Parties.

Assignor: /seal/ Foshan Natural Resources Bureau

Signature: /s/ Authorized Signatory

Assignee: /seal/ Foshan Tusheng Network Technology Co., Ltd.

Signature: /s/ Authorized Signatory

Date: February 26, 2021